October 22, 2013

VIA EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company and Magnum Management Corporation
Registration Statement on Form S-4
Filed on September 23, 2013
File No. 333-191318

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

On behalf of Cedar Fair, L.P. (the “Company”), Canada’s Wonderland Company (“Cedar Canada”) and Magnum Management Corporation (“Magnum” and, collectively with Cedar Fair and Cedar Canada, the “Issuers”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offer to exchange all outstanding $500,000,000 aggregate principal amount of the Issuers’ 5.25% Senior Notes due 2021 for an equal amount of 5.25% Senior Notes due 2021. The Registration Statement has been revised in response to the letter of the staff of the Commission (the “Staff”) dated October 16, 2013 (the “Comment Letter”), regarding the above-referenced filing, as well as to update certain other information, including updates to the “Available Information and Incorporation by Reference” section and the addition of a “Recent developments” section.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped

Cedar Fair, L.P.

October 22, 2013

the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Exhibit 5.4

1.	Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise pages 1 and 2 by clarifying that it has examined all other documents as it has deemed necessary to render its opinion.

In response to the Staff’s comment, Counsel has revised the opinion accordingly.

Exhibit 5.5

2.	Please remove the knowledge qualifier from opinion 4 on page 3. Counsel may not attempt to limit the scope of the opinion in this manner.

In response to the Staff’s comment, Counsel has revised the opinion accordingly.

*        *        *         *        *

Please do not hesitate to call Risë Norman at 212-455-3080 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Risë B. Norman

Risë B. Norman

cc:	Cedar Fair, L.P.

Duffield Milkie, Esq.